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FORM 5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] CHECK BOX IF NO
    LONGER SUBJECT TO
    SECTION 16. FORM
    4 OR FORM 5
    OBLIGATIONS MAY
    CONTINUE. SEE            Filed pursuant to Section 16(a) of the Securities
    INSTRUCTIONS 1(b).                       Exchange Act of 1934,
[X] FORM 3 HOLDINGS                  Section 17(a) of the Public Utility
    REPORTED                 Holding Company Act of 1935 or Section 30(f) of
[X] FORM 4                              the Investment Company Act
    TRANSACTIONS                                   of 1940
    REPORTED

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person to
     Tatham Brothers Securities, LLC                Tatham Offshore, Inc.                     Issuer (Check all applicable)
-------------------------------------------    --------------------------------------------     X   Director     X   10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social         4. Statement for       ----              ---
7400 Chase Tower                                  Security Number of       Month/Year           X   Officer (give    Other (specify
600 Travis Street                                 Reporting Person         June 30, 1999       ----         title ---       below)
-------------------------------------------       (Voluntary)           -------------------                 below)
                 (Street)                                               5. If Amendment,              Chief Executive Officer
 Houston           Texas             77002                                 Date of Original        -------------------------------
-------------------------------------------                                (Month/Year)
  (City)           (State)           (Zip)                                                    7. Individual or Joint/Group Reporting
                                                                                                    (Check applicable line)

                                                                                                      Form Filed by One
                                                                                                ----  Reporting Person
                                                                                                 X    Form Filed by More than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security         2. Trans-   3. Trans-    4. Securities Acquired (A)  5.  Amount of        6. Owner-      7. Nature
    (Instr. 3)                   action      action       or Disposed of (D)           Securities Ben-     ship           of In-
                                 Date        Code         (Instr. 3, 4, and 5)         eficially Owned     Form:          direct
                                (Month/      (Instr.                                   at End of Issuer's  Direct         Benefi-
                                 Day/        8)                                        Fiscal Year         (D) or         cial
                                 Year)                 ----------------------------    (Instr. 3 and 4)    Indirect       Owner-
                                                       Amount    (A) or      Price                         (I)            ship
                                                                 (D)                                       (Instr. 4)     (Instr. 4)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
 $0.01, per share               8/18/98       P       20,768,011  A          $2.80     20,768,011            D(2)
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Series A 12% Convertible
 Exchangeable Preferred Stock,
 par value $0.01, per share     8/18/98       P        3,455,444  A          $1.86      3,455,444            D(2)
------------------------------------------------------------------------------------------------------------------------------------

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Common Stock, par value                                                                                                  By
 $0.01, per share               8/18/98       P       20,768,011  A           (3)      20,768,011            I(4)        corporation
------------------------------------------------------------------------------------------------------------------------------------
Series A 12% Convertible
 Exchangeable Preferred Stock,                                                                                           By
 par value $0.01, per share     8/18/98       P        3,455,444  A           (3)       3,455,444            I(4)        corporation
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
 $0.01, per share               7/28/94       P              999  A           $0        6,923,669            D(5)
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Common Stock, par value                                                                                                 By
 $0.01, per share               8/18/98       P        6,922,670  A           (3)       6,923,669            I(6)       corporations
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                   action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                (Month/      (Instr.                                   end of Issuer's     Direct         Benefi-
                                 Day/        8)                                        Fiscal Year         (D) or         cial
                                 Year)                 ----------------------------    (Instr. 3 and 4)    Indirect       Owner-
                                                       Amount    (A) or      Price                         (I)            ship
                                                                 (D)                                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Series A 12% Convertible
 Exchangeable Preferred Stock,                                                                                        By
 par value $0.01, per share     8/18/98        P      1,151,814   A           (3)        1,151,814           I(6)      corporations
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01,
 per share                       (7)           P         26,500   A          $3.00(7)    6,949,170           D(8)
------------------------------------------------------------------------------------------------------------------------------------
Series A 12% Convertible
 Exchangeable Preferred Stock,
 par value $0.01, per share      (9)           P        341,000   A          $1.47(9)    1,492,814           D(8)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01,                                                                                         By
 per share                      8/18/98        P      6,922,670   A           (3)        6,949,170           I(10)      corporations
------------------------------------------------------------------------------------------------------------------------------------
Series A 12% Convertible
 Exchangeable Preferred Stock,                                                                                         By
 par value $0.01, per share     8/18/98        P      1,151,814   A           (3)        1,492,814           I(10)      corporations
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01,                                                                                         By
 per share                      8/18/98        P      6,922,670   A           (3)        6,922,670           I(11)      corporations
------------------------------------------------------------------------------------------------------------------------------------
Series A 12% Convertible
 Exchangeable Preferred Stock,                                                                                         By
 par value $0.01, per share     8/18/98        P      1,151,814   A           (3)        1,151,814           I(11)      corporations
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01,                                                                                         By
 per share                      8/18/98        P      6,576,537   A           (3)        6,754,897           I(12)      corporations
------------------------------------------------------------------------------------------------------------------------------------
Series A 12% Convertible
 Exchangeable Preferred Stock,                                                                                         By
 par value $0.01, per share     8/18/98        P      1,094,223   A           (3)        2,631,823           I(12)      corporations
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

1. Tatham Brothers Securities, LLC filed a Form 3 on August 24, 1998 with respect to the August 18, 1998 acquisition. No Form 3 filing has been made for Tatham Brothers, LLC, 1997 Glenn H. Tatham, III Trust and Casey Tatham Trust or Oak Cliff Breeders, Inc. No Form 4 filing has been made for Thomas
    P. Tatham with respect to the August 18, 1998 acquisition. This Form 5 filing is made by Tatham Brothers Securities, LLC as the designated filer for a "group," for purposes of Section 13(d) of the Exchange Act, composed of itself and the other parties referenced above.

2. These securities are owned directly by Tatham Brothers Securities, LLC which is the designated filer for a "group" composed of itself, Tatham Brothers, LLC, 1997 Glenn H. Tatham, III Trust, Casey Tatham Trust, Oak Cliff Breeders, Inc. and Thomas P. Tatham for purposes of Section 13(d) of the Exchange Act.

3. Tatham Brothers Securities, LLC purchased each share of Common Stock for $2.80 and each share of Series A 12% Convertible Exchangeable Preferred Stock for $1.86.

4. These securities are indirectly owned by Tatham Brothers, LLC as 100% owner of Tatham Brothers Securities, LLC.

5.  These securities are directly owned by 1997 Glenn H. Tatham, III Trust.

6. These securities are indirectly owned by 1997 Glenn H. Tatham, III Trust, as 33 1/3% owner of Tatham Brothers, LLC, which owns 100% of Tatham Brothers Securities, LLC.

7. These securities were purchased by Casey Tatham Trust in the following amounts, for the price of the date indicated: 3,500 shares at $3.051 per share on June 18, 1998, 9,000 shares at $3.030 per share on July 20, 1998, and 14,000 shares at $2.972 on July 23, 1998 for a net per share purchase price of $3.002 per share.

8.  These securities are directly owned by Casey Tatham Trust.

9. These securities were purchased by Casey Tatham Trust in the following amounts, for the price and on the date indicated: 35,000 shares at $1.452 per share on March 6, 1998, 15,000 shares at $1.452 per share on March 9, 1998, 90,000 shares at $1.452 per share on March 11, 1998, 15,000 shares at $1.452 per share on March 13, 1998, 15,000 shares at $1.452 per share on March 19, 1998, 20,000 shares at $1.527 per share on March 31, 1998, 10,000 shares at $1.527 per share on April 3, 1998, 25,000 shares at $1.520 on May 20, 1998, 15,000 shares at $1.520 per share on June 1, 1998, 50,000 shares at $1.536 per share on June 2, 1998, 5,000 shares at $1.396 per share on June 18, 1998, 40,000 shares at $1.395 per share on July 20, 1998, and 6,000 shares at $1.333 per share on August 6, 1998 for a net per share purchase price of $1.469 per share.

10. These securities are indirectly owned by Casey Tatham Trust, as 33 1/3% owner of Tatham Brothers, LLC, which owns 100% of Tatham Brothers Securities, LLC.

11. These securities are indirectly owned by Oak Cliff Breeders, Inc., as 33 1/3% owner of Tatham Brothers, LLC, which owns 100% of Tatham Brothers Securities, LLC.


FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion of      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion               Number of
                                                                (A)     (D)    cisable Date       Title   Shares
------------------------------------------------------------------------------------------------------------------------------------

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
9. Number of           10. Ownership               11. Nature of
   Derivative              of Derivative               Indirect
   Securities              Security:                   Beneficial
   Beneficially            Direct (D)                  Ownership
   Owned at End            or Indirect (I)             (Instr. 4)
   of Year                 (Instr. 4)
   (Instr. 4)

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Explanation of Responses:

12. These securities are indirectly owned by Thomas P. Tatham, as 95% owner of Oak Cliff Breeders, Inc., which owns 33 1/3%
    of Tatham Brothers, LLC, which in turn owns 100% of Tatham Brothers Securities, LLC.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ KEN HAMILTON
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ----------------------------------
                                                                                             Ken Hamilton                 Date
                                                                                             Senior Vice President of Tatham
                                                                                              Brothers Securities, LLC


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                             Joint Filer Information




Designated Filer:          Tatham Brothers Securities, LLC

Issuer:                    Tatham Offshore, Inc.

Date of Event
Requiring
Statement:                 8/18/98


Joint Filers (on this and subsequent pages):

Name:                      Tatham Brothers, LLC

Address:                   7400 Chase Tower
                           600 Travis Street
                           Houston, TX  77002


Signature:                 /s/ KEN HAMILTON
                           ------------------------------------
                           Ken Hamilton
                           Senior Vice President of Tatham Brothers, LLC

                             Joint Filer Information





Name:             1997 Glenn H. Tatham, III Trust

Address:          7400 Chase Tower
                  600 Travis Street
                  Houston, TX  77002


Signature:        /s/ RICK L. BURDICK
                  -------------------------------------
                  Rick L. Burdick
                  Co-Trustee of 1997 Glenn H. Tatham, III Trust


Signature:        /s/ GLEN HUNTER TATHAM, III
                  -------------------------------------
                  Glen Hunter Tatham, III
                  Co-Trustee of 1997 Glenn H. Tatham, III Trust

                            Joint Filer Information



Name:             Casey Tatham Trust

Address:          3100 Chase Tower
                  600 Travis Street
                  Houston, TX  77002


Signature:        /s/ BEN T. MORRIS
                  -------------------------------------
                  Ben T. Morris
                  Trustee of Casey Tatham Trust

                             Joint Filer Information




Name:             Oak Cliff Breeders, Inc.

Address:          7400 Chase Tower
                  600 Travis Street
                  Houston, TX  77002


Signature:        /s/ THOMAS P. TATHAM
                  -------------------------------------
                  Thomas P. Tatham
                  Chief Executive Officer

                             Joint Filer Information




Name:             Thomas P. Tatham

Address:          7400 Chase Tower
                  600 Travis Street
                  Houston, TX  77002


Signature:        /s/ THOMAS P. TATHAM
                  -------------------------------------
                  Thomas P. Tatham